EXHIBIT 4.3

SECOND AMENDMENT

TO THE

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

(As Amended and Restated Effective as of January 1, 2015)

This Second Amendment (the “Second Amendment”) to the EQT Corporation Employee Savings Plan (As Amended and Restated Effective as of January 1, 2015) (the “Plan”) is made by EQT Corporation (the “Company”) and is effective as of the dates set forth below.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Plan.

W I T N E S S E T H:

WHEREAS, the Company previously adopted and presently maintains the Plan, which was most recently amended and restated effective January 1, 2015;

WHEREAS, the Company has previously amended the Plan on one prior occasion;

WHEREAS, for the sake of administrative efficiency and clarity, the Company now desires to further amend the Plan, effective as of the date set forth in such amendment, to exclude from the definition of ‘Employee’ under the Plan those individuals who are included on the payroll records of, and paid by, the entity known as Trans Energy, Inc. or one of its subsidiaries;

WHEREAS, under Section 11.1 of the Plan, the Company reserved the right to amend the Plan at any time, including by action of the Company’s President and Chief Executive Officer or its Vice President & Chief Human Resources Officer, subject to certain limitations not applicable to this Second Amendment.

NOW, THEREFORE, pursuant to Section 11.1 of the Plan, the Company hereby amends the Plan as follows:

Effective as of December 6, 2016

1.              Section 1.1 (Definition of “Employee”) is amended by revising the first paragraph therein to read in its entirety as follows (new text underlined):

““Employee” means a common law employee of the Employer who performs compensated services for the Employer as such, and is carried on the Employer’s payroll records either as a full-time regular employee or as an employee who is in a job classification designated on the payroll records as “Part-Time 1” (as determined by the BAC based upon its own internal rules and procedures).  It is expressly intended that: (i) any person not carried on the Employer’s payroll records as a common law employee shall be excluded from the definition of Employee regardless of whether such person’s employment status is recharacterized by any court or government agency; and, (ii) any individuals included on the payroll records of, and paid by, Trans Energy, Inc. or one of its subsidiaries are excluded from the definition of Employee. Where the term “employee” is not capitalized, it shall mean a common law employee of any member of the Controlled Group, except as when used in the term “leased employee.””

2.              In all other respects, the provisions of the Plan are hereby ratified and confirmed, and they shall continue in full force and effect.  In order to maintain the terms of the Plan in a single document, this Second Amendment may be incorporated into the most recent restatement of the Plan and the Table of Contents and any section references or cross-references may be corrected and/or updated at any time.

IN WITNESS WHEREOF, the Company has caused this Second Amendment to be executed by its duly authorized officer this 21st day of December, 2016.

ATTEST		EQT CORPORATION

By:	/s/ Kimberly L. Sachse	By:	/s/ Charlene Petrelli
	Kimberly L. Sachse Assistant Corporate Secretary		Charlene Petrelli Vice President & Chief Human Resources Officer